SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                             Form 12B-25

                                              Commission File Number 1-4115

                     NOTIFICATION OF LATE FILING

(Check One):   _X_ Form 10-K  ___Form 11-K  ___Form 20-F  ___Form 10-Q
___Form N-SAR

For Period Ended:           December 31, 1996
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___Transition Report on Form 10-K       ___Transition Report on Form 10-Q
___Transition Report on Form 20-F       ___Transition Report on Form N-SAR
___Transition Report on Form 11-K

For the Transition Period Ended:
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Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

   Financial information regarding foreign and domestic operations and
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export sales required under Item 1,  information on quarterly stock prices
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required under Item 5,  Items 6, 7, 8, 10, 11, 12, 13 and Financial
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Information, certain exhibits and other items required under Item 14.
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                                  PART I
                          REGISTRANT INFORMATION

Full name of registrant  Zenith Electronics Corporation
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Former name if applicable ------------------------------------------------

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Address of principal executive office (Street and number)

                       1000 Milwaukee Avenue
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City, state and zip code   Glenview, Illinois 60025
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

                                  PART II
                          RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check appropriate box).

___ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

_X_ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III
                              NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Zenith Electronics Corporation (the "company") is unable to file portions of its report on Form 10-K for the period ended December 31, 1996, within the prescribed time because it is presently in the final stages of completing several financing transactions. The company believes that there is a high degree of likelihood that it will be able to close all of the financing transactions within fifteen days following the prescribed filing date. The company also believes that the filing of its 1996 financial statements, management's discussion and analysis of financial condition and results of operations and the other items described on the previous page prior to consummation of the financing transactions could be adverse to the company's interests and potentially misleading to investors. It is anticipated that the closing of these financing transactions will affect the items referred to on the previous page for the period ending December 31, 1996, as well as the corresponding disclosure items for the current period.

                                PART IV
                          OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Richard F. Vitkus        (847)               391-8064
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              (Name)           (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or
    15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
    _X_  Yes	___   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject
    report or portion thereof?      _X_  Yes	___   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   See Exhibit A hereto.

                       Zenith Electronics Corporation
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              (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    April 1, 1997                 By   /s/ Richard F. Vitkus
     -----------------------             --------------------------
                                           Richard F. Vitkus
                                           Senior Vice President,
                                           General Counsel and Secretary

  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative.
The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

	International misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                        GENERAL INSTRUCTIONS

	1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

	2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

	3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

	4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

	5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                                          Exhibit A
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[LOGO]

       NEWS RELEASE                              FOR IMMEDIATE RELEASE
                                                -----------------------


                        1996 RESULTS REFLECT CHARGES
                       TO SUPPORT ZENITH'S TURNAROUND

                       ------------------------------
                       Company "Investing In Future"


GLENVIEW, ILL., March 4, 1997 - Zenith Electronics Corporation (NYSE:ZE) today reported a 1996 net loss of $178 million, or $2.73 per share, compared with a 1995 net loss of $90.8 million, or $1.85 per share.
     Full-year 1996 results include approximately $80 million of unusual charges, reflecting aggressive actions taken by Zenith's new management team to stabilize the company's cost structure and improve operating performance. Sales in 1996 were $1.29 billion, up slightly from 1995 sales of $1.27 billion.
     "We are confident that the actions we have taken position
Zenith for major performance improvements in 1997 and beyond," said Peter S. Willmott, who was elected president and CEO last
November. The 1996 charges were related to workforce reductions, inventory write-offs and other cost-reduction and productivity enhancement actions.
     "In addition to taking actions that will permanently reduce our cost structure, we are investing in the future by making the capital investments necessary to improve efficiency and productivity in our plants," Willmott said.
     Zenith made net capital investments of about $125 million in 1996, primarily to support the expansion and modernization of the company's Melrose Park, Ill., picture tube plant, and its Chihuahua, Mexico, plant for digital set-top boxes. Zenith expects these capital projects, scheduled for completion in the first half of 1997, to yield significant productivity improvements.
     Operating results in 1996 suffered from delays in production of higher-end Consumer Electronics products, lower selling prices than in 1995, soft sales of Network Systems products, particularly analog set-top boxes, and higher expenses related to the launch of digital products in 1997. However, Zenith gained market share in its core domestic television business, with higher direct-view color
TV unit sales in a down industry.
     For the fourth quarter, the net loss was $69.3 million, or $1.05 per share, compared with a net loss of $23 million, or $42 cents per share, in the fourth quarter of 1995. Fourth-quarter 1996 results include approximately $40 million in unusual charges and reflect higher operating costs, compared with the same quarter in 1995. Fourth-quarter sales were $428 million, an 8 percent increase from $395 million in 1995. Consumer Electronics sales increased, while Network Systems sales declined.

     Willmott predicted revenue growth for the second half of 1997 as a result of Zenith's focus on higher-margin home theater
TV systems and new "convergence" TV products, as well as a multimillion-dollar national advertising campaign, the company's first in five years. In addition, he said Zenith expects to begin shipping high-resolution computer display tubes to computer monitor manufacturers by mid-year. The company also will begin initial shipments of new digital set-top boxes to telecommunications companies under the five year, $1 billion Americast contract signed last August.
     To support its 1997 business plan, the company is seeking financing for planned capital investment projects and working capital requirements. Zenith's existing credit agreements, amended at year-end 1996, continue in place as the company moves toward completing its new financing, which will be supported by Zenith's majority shareholder, LG Electronics, Inc.
     Zenith Electronics Corporation, based in Glenview, Ill., is a leading manufacturer and marketer of television and video products for consumer and professional markets; display devices including color television picture tubes, computer display tubes and components; and network systems products, including digital and analog set-top boxes and cable modems. Zenith is a leader in the development of digital high-definition television. (Visit out websight at http://www.zenith.com.)
     Zenith's largest shareholder is LG Electronics Inc. (LGE) which, together with its affiliate LG Semicon, owns 55 percent of the company's outstanding shares. LGE acquired its majority interest in November 1995 in a $351 million transaction. Zenith continues to operate as a U.S.-based, publicly traded company with shares listed on the New York Stock Exchange.




CONTACT:  John I. Taylor  (847) 391-8181

                      ZENITH ELECTRONICS CORPORATION
                  STATEMENTS OF CONSOLIDATED OPERATIONS
                 (In millions, except per share amounts)





                                         (Unaudited)
                                      Three Months Ended   Twelve Months Ended
                                     -------------------   -------------------
                                     Dec. 31,   Dec. 31,   Dec. 31,   Dec. 31,
                                       1996       1995       1996       1995
                                     --------   --------   --------   --------

Net sales                            $ 427.6    $ 394.7    $1,287.9   $1,273.9
                                     --------   --------   ---------  ---------

Costs, expenses and other:
 Cost of products sold                 437.6      368.3     1,257.0    1,188.8
 Selling, general and administrative    44.3       40.9       167.8      128.8
 Engineering and research               12.1        9.3        46.7       43.5
 Other operating expense (income), net  (9.6)     (10.5)      (26.3)     (30.1)
 Restructuring and other charges         9.3        3.6         9.3       21.6
                                     --------   --------   ---------  ---------

Operating income (loss)                (66.1)     (16.9)     (166.6)     (78.7)
Gain (loss) on asset sales, net          --        (2.5)        0.3       (1.7)
Interest expense                        (4.2)      (4.8)      (15.1)     (19.9)
Interest income                          0.9        1.2         3.6        1.8
                                     --------   --------   ---------  ---------

Income (loss) before income taxes      (69.4)     (23.0)     (177.8)     (98.5)
Income taxes (credit)                   (0.1)       --          0.2       (7.7)
                                     --------   --------   ---------  ---------

Net income (loss)                    $ (69.3)   $ (23.0)   $ (178.0)  $  (90.8)
                                     ========   ========   =========  =========

Net income (loss) per common share   $ (1.05)   $ (0.42)   $  (2.73)  $  (1.85)
                                     ========   ========   =========  =========

Weighted average shares outstanding    66.4       55.2        65.2       49.2


Note 1: Certain prior-year amounts have been reclassified to conform with the presentation used in the current year.

Note 2: Certain prior-year amounts were restated as the company changed its inventory costing method for its manufactured picture tube inventory from LIFO to FIFO.